Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2002 Annual Meeting of Stockholders held on September 30, 2002, the Fund's stockholders elected the Board of Directors, consisting of (a) Charles M. Royce, (b) Donald R. Dwight, (c) Mark R. Fetting, (d) Richard M. Galkin, (e) Stephen L. Isaacs, (f) William L. Koke, (g) David L. Meister and (h) G. Peter O'Brien.
	Common Stock and Preferred Stock Voting
	Together As A Single Class			Preferred Stock Voting As A Separate Class
	Votes For	Votes Against	Votes Abstained	Votes For	Votes Against	Votes Abstained

(a)	17,082,875	N/A	382,935	N/A	N/A	N/A
(b)	17,277,274	N/A	188,536	N/A	N/A	N/A
(c)	17,028,087	N/A	437,723	N/A	N/A	N/A
(d)	17,281,068	N/A	184,742	N/A	N/A	N/A
(e)	17,280,653	N/A	185,157	N/A	N/A	N/A
(f)	N/A	N/A	N/A	1,535,130	N/A	37,378
(g)	N/A	N/A	N/A	1,535,030	N/A	37,478
(h)	17,293,432	N/A	172,378	N/A	N/A	N/A